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                            September 28, 2020

       Brandon H. LaVerne
       Chief Financial Officer
       Ontrak, Inc.
       2120 Colorado Avenue, #230
       Santa Monica, California 90404

                                                        Re: Ontrak, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 11,
2020
                                                            File No. 333-248770

       Dear Mr. LaVerne:

               We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Registration Statement on Form S-3 filed September 11, 2020

       Cover Page

   1. Please note that Securities Act Rule 416 does not apply to shares issuable upon conversion of securities where the
conversion is determined by fluctuating market prices. Revise the offer to register a
reasonable good-faith estimate of the maximum amount of shares necessary to cover
conversions of the preferred stock. For guidance, please refer to
                                                        Compliance and
Disclosure Interpretations, Securities Act Rules, Question 213.02.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Brandon H. LaVerne
Ontrak, Inc.
September 28, 2020
Page 2

       Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                       Sincerely,
FirstName LastNameBrandon H. LaVerne
                                                       Division of Corporation
Finance
Comapany NameOntrak, Inc.
                                                       Office of Life Sciences
September 28, 2020 Page 2
cc:       Mitchell Nussbaum, Esq.
FirstName LastName